EXHIBIT 99.1

Magal Receives R&D Contract to Enhance its Pipeguard Technology
for Protection of Gas Pipelines

Research Sponsored by a Large US Gas Utility

Press Release
Source: Magal Security Systems Ltd
On Tuesday March 22, 2011, 11:21 am EDT

YAHUD, Israel, March 22, 2011 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ:MAGS - News) received a contract from a research organization, associated with a large US gas utility, to enhance the capabilities of its PipeGuard(TM) system - a sophisticated system, developed by Magal, that warns and protects buried pipes and cables against excavations.

The research organization has evaluated various technologies for mitigating and proactively alerting personnel when excavations are occurring in the vicinity of buried gas pipes, to enable effective and early response for prevention of potentially hazardous and catastrophic events. The rigorous testing included the ability to distinguish between the various types of excavation equipment in the proximity of pipelines, particularly in noisy environments such as busy highways.

The PipeGuard(TM) system has so far shown to be the most promising technology; with the contracted improvements it is expected to provide a cost effective solution for the proactive monitoring of gas pipelines to prevent third party damage.

Hagai Katz, Senior VP of Marketing & Business Development of Magal S3, commented: "Historically this system was designed to protect long distance pipelines against terrorist and criminal activity. Contractors all over the world are inadvertently digging or drilling into buried pipes, disrupting service, risking lives and may also cause environmental catastrophes. Our distributed system layout covers dispersed risk areas and is the perfect solution for this challenge. This financed development agreement is an excellent opportunity to develop the product for this important application and make it the preferred choice."

"This is an important step in our corporate strategy to supply sophisticated sensors and solutions beyond our traditional security market; in this case it is to preserve outdoor safety and green ecology," added Mr. Katz.

About PipeGuard:

PipeGuard(TM) is a sophisticated, patent pending sub-surface intrusion detection system for underground asset protection. Based on state-of-the-art geophone technology, PipeGuard(TM) offers a unique solution for the protection of pipelines, communication lines, prisons and even bank vaults, from terrorism, theft and inadvertent third party damage. Multiple PipeGuard sensor units are typically interconnected through a wireless or cellular mesh network and alarms are displayed on a geospatial map.

About third party damage risks:

A 2008 report indicated there were 135,000 "events" impacting buried facilities, over 70% of which were due to excavations undertaken with a lack of preparation, without a site survey or with insufficient safeguards.

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates.

This press release contains forward-looking statements, which are subject to risks and uncertainties.

Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    For more information:
    Magal S3
    Hagai Katz, SVP Marketing & BD
    Assistant: Ms. Elisheva Almog
    E-mail: ElishevaA@magal-s3.com
    Tel: +972(3)539-1444
    Web: http://www.magal-s3.com

    CCG Investor Relations
    Kenny Green / Ehud Helft
    E-mail: magal@ccgisrael.com
    Tel: +1-646-201-9246

    AGMC MARCOM SERVICES
    Aviva Haleva
    E-mail: aviva@a-gmc.com
    Tel: +972-77-200-4636
    Int'l dial: +972-3-607-4717